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SEC Mail Processing Section

FEB 21 2012

Washington, DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68330

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CORE FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1515 LAKE SHORE DRIVE
(No. and Street)

COLUMBUS, OH 43204
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MILLICENT E. WALKER 770-352-0120
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GBQ PARTNERS, LLC
(Name – *if individual, state last, first, middle name*)

230 WEST STREET, SUITE 700 COLUMBUS, OH 43215
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MICHAEL A. LEVIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CORE FINANCIAL, LLC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL STATE OF OHIO

Regina G Corvo
Notary Public, State of Ohio
My Commission Expires 01-28-2013

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
with Supplementary Information

Core Financial, LLC (a wholly-owned subsidiary of Core Real Estate Capital, LLC)

December 31, 2011 and 2010

GBQ

Financial Statements
with Supplementary Information

Core Financial, LLC (a wholly-owned subsidiary of Core Real Estate Capital, LLC)

December 31, 2011 and 2010

CONTENTS

230 West Street
Suite 700
Columbus, OH 43215

tel 614.221.1120
fax 614.227.6999

www.gbq.com

GBQ Partners

To the Board of Directors
Core Financial, LLC
Columbus, Ohio

Independent Auditors' Report

We have audited the accompanying balance sheets of Core Financial, LLC, a wholly-owned subsidiary of Core Real Estate Capital, LLC, as of December 31, 2011 and 2010, and the related statements of operations and changes in members' equity and cash flows for the years then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Core Financial, LLC as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements, or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

GBQ Partners LLC

Columbus, Ohio
February 8, 2012

CORE FINANCIAL, LLC

Balance Sheets

December 31, 2011 and 2010

ASSETS

	2011	2010
Cash	**$ 47,300**	$ 26,758
Accounts Receivable - Related Party	**275**	-
CRD Fund	**2,584**	157
TOTAL ASSETS	**$ 50,159**	$ 26,915

LIABILITIES AND MEMBERS' EQUITY

Accounts Payable	**$ 25**	$ 1,664
Members' Equity	**50,134**	25,251
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$ 50,159**	$ 26,915

The accompanying notes are an integral part of the financial statements.

CORE FINANCIAL, LLC

Statements of Operations and Changes in Members' Equity

For the Years Ended December 31, 2011 and 2010

	2011	2010
Revenue	**$ 776,998**	$ -
Operating Expenses:		
Office sharing	**57,446**	34,041
Professional fees	**39,578**	33,609
Travel	**4,368**	2,020
FINRA licenses and fees	**25,108**	793
Other expenses	**1,615**	257
Total operating expenses	**128,115**	70,720
Net Income (Loss)	**648,883**	(70,720)
Members' Equity - Beginning of the Year	**25,251**	10,971
Members' Contributions	**255,000**	85,000
Members' Distributions	**(879,000)**	-
Members' Equity - End of the Year	**$ 50,134**	$ 25,251

The accompanying notes are an integral part of the financial statements.

CORE FINANCIAL, LLC

Statements of Cash Flows

For the Years Ended December 31, 2011 and 2010

	2011	2010
Cash Flows from Operating Activities:		
Net income (loss)	**$ 648,883**	$(70,720)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Increase in assets:		
Accounts receivable - related party	**(275)**	-
CRD fund	**(2,427)**	(157)
Decrease in liabilities:		
Accounts payable	**(1,639)**	(364)
Total adjustments	**(4,341)**	(521)
Net cash provided by (used in) operating activities	**644,542**	(71,241)
Cash Flows from Financing Activities:		
Repayment of loans payable	**-**	(20,931)
Members' contributions	**255,000**	85,000
Members' distributions	**(879,000)**	-
Net cash (used in) provided by financing activities	**(624,000)**	64,069
Net increase (decrease) in cash	**20,542**	(7,172)
Cash - Beginning of Year	**26,758**	33,930
Cash - End of Year	**$ 47,300**	$ 26,758

The accompanying notes are an integral part of the financial statements.

Organization and Operations

Core Financial, LLC (the Company) was established in May 2009. The Company was approved by the Financial Industry Regulatory Authority (FINRA) on June 3, 2010 to conduct securities transactions. In November 2011, the shareholders of Core Financial, LLC transferred their ownership to Core Real Estate Capital, LLC (Real Estate) and the Company became a wholly-owned subsidiary.

The Company is a limited broker/dealer whose only business is to act as a placement agent for real estate investment syndications mandated by an affiliate. The Company is required to meet the rules and regulations of the Securities and Exchange Commission (SEC) and the State of Ohio Division of Securities.

Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted (GAAP) in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue from the contingent private offerings it places at the time the contingency is met. Revenue recorded is based on mutually agreed-upon financing fees within private placement memorandums of the syndications.

Income Taxes

The Company is a limited liability company and does not pay federal or state income taxes on its taxable income. Accordingly, no provision or credit for federal or state income taxes is recorded in the financial statements.

The Company's open audit periods are 2009-2010. Management has not been notified that their tax returns for the years 2009 or 2010 are currently under examination. No tax liability accrual was recorded relating to material uncertain positions taken as management believes there are none. Management has assessed its uncertainty of tax positions in its financial statements in accordance with GAAP.

Summary of Significant Accounting Policies (continued)

Statements of Cash Flows

For purposes of reporting cash flows, cash includes cash on hand and demand deposits held by banks.

Cash

The Company maintains its cash in two accounts with one financial institution which, at times, may exceed federally insured limits. At December 31, 2011 all balances were fully insured. Also, under a temporary federal program all balances in non-interest bearing accounts are fully insured through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts.

Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8:1 during its first year of being approved to conduct a securities business and 15:1 thereafter. At December 31, 2011 the Company had net capital of $47,275, which was $42,275 in excess of its required net capital of $5,000 and aggregate indebtedness of $25. At December 31, 2010 the Company had net capital of $25,094, which was $20,094 in excess of its required net capital of $5,000 and aggregate indebtedness of $1,664. The Company's ratio of aggregate indebtedness to net capital was 0 to 1 for December 31, 2011 and .07 to 1 for December 31, 2010. Therefore the Company was in compliance as of December 31, 2011 and 2010.

Liabilities Subordinated to Claims of General Creditors

The Company did not have any liabilities subordinated to claims of general creditors at any time during the years ended December 31, 2011 and 2010.

Computation and Information on Possession and Control

The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i); therefore, computations of reserve requirements and information related to possession and control are not applicable.

Related Party Transactions

The Company has entered into an expense sharing agreement with Core Properties, LLC (Properties), which is another subsidiary of Real Estate. The expense sharing agreement requires payment of $4,772 and $4,863 per month, as of December 31, 2011 and 2010, respectively, to Properties to pay for administrative costs such as payroll, rent, etc. At December 31, 2011, $275 was due from Properties related to a payment error by an escrow agent in the distribution of placement fees and real estate acquisition fees.

Subsequent Events – Date of Management Evaluation

Management has evaluated subsequent events through February 8, 2012, the date on which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

230 West Street
Suite 700
Columbus, OH 43215

tel 614.221.1120
fax 614.227.6999

www.gbq.com

GBQ
Partners

To the Board of Directors
Core Financial, LLC
Columbus, Ohio

Independent Auditors' Report on Internal Control

In planning and performing our audits of the basic financial statements and supplemental information of Core Financial, LLC, for the years ended December 31, 2011 and 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previous mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 and 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GBQ Partners LLC

Columbus, Ohio
February 8, 2012

CORE FINANCIAL, LLC

Schedules of Computation and Reconciliation of Net Capital under 15c3-1 of the Securities and Exchange Act of 1934

For the Years Ended December 31, 2011 and 2010

	2011	2010
Total assets	**$ 50,159**	$ 26,915
Total liabilities	**25**	1,664
Calculated net worth	**50,134**	25,251
Less: Non-allowable assets	**(2,859)**	(157)
Audited net capital	**47,275**	25,094
Unaudited net capital per FOCUS Report	**47,275**	25,094
Difference	**$ -**	$ -

There were no material differences between this computation and that reflected in the FOCUS Reports filed for the quarters ended December 31, 2011 and 2010.

See Independent Auditors' Report.

230 West Street
Suite 700
Columbus, OH 43215

tel 614.221.1120
fax 614.227.6999

www.gbq.com